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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)*

                              FIRSTMISS GOLD INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                  33761W 10 9
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 33761W 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                 First Mississippi Corporation
                 Tax I.D. No. 64-0354930

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (a)  Not applicable
                 (b)  Not applicable

3        SEC USE ONLY:

4        CITIZENSHIP OR PLACE OF ORGANIZATION:        Mississippi corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5        SOLE VOTING POWER:           No shares owned as of end of business on
                                      October 10, 1995

6        SHARED VOTING POWER:         Not Applicable

7        SOLE DISPOSITIVE POWER:      No shares owned as of end of business on
                                      October 10, 1995

8        SHARED DISPOSITIVE POWER:    Not Applicable

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
            No shares owned as of end of business on October 10, 1995 (see item 4 of attached schedule)

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                 [  ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:    0%

12       TYPE OF REPORTING PERSON:
                 CO

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ITEM 1.

(a)      Name of Issuer:
                 FirstMiss Gold Inc.

(b)      Address of Issuer's Principal Executive Offices:
                 6025 South Quebec Street
                 Suite 310
                 Englewood, CO  80111

ITEM 2.

(a)      Name of Person Filing:    First Mississippi Corporation

(b)      Address of Principal Business Office:

                 First Mississippi Corporation
                 700 North Street
                 P. O. Box 1249
                 Jackson, MS  39215-1249

(c)      Citizenship of Person Filing:     Mississippi

(d)      Title of Class of Securities:     Common Stock

(e)      Cusip Number:     320891104


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable.

ITEM 4:  OWNERSHIP

         (a) First Mississippi Corporation had direct beneficial ownership of 14,750,000 shares, or 81.9% of Class, through October 10, 1995, the record date for the spin-off of FirstMiss Gold Inc. shares owned by First Mississippi Corporation. These shares were distributed to First Mississippi Corporation shareholders through a spin-off October 20, 1995. As a result, First Mississippi now owns 0% of said Class. First Mississippi had the sole power to dispose of said shares.

NOTE: First Mississippi Corporation has elected to file early due to the nature of the change in beneficial ownership and to provide such information to all interested parties as soon as possible.

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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS [X]

         As of the end of business October 10, 1995, the reporting person has ceased to be the beneficial owner of any shares of the class of equity securities of FirstMiss Gold Inc. See item 4 explanation.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON

                                Not Applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
         ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                                Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                                Not Applicable.

ITEM 10. CERTIFICATION

         This certification pursuant to Rule 13(d)-1(b) is not applicable.
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                                   SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              FIRST MISSISSIPPI CORPORATION




October 31, 1995                              /s/ Steve Chustz
------------------                            --------------------------------
                                              J. Steve Chustz
                                              General Counsel